UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)*

Covanta Holding Corporation
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

22282E102
(CUSIP Number)

31st December 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ]           Rule 13d-1(b)
[X]           Rule 13d-1(c)
[   ]           Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22282E102	13G	Page 2 of 10 Pages

1	NAMES OF REPORTING PERSONS Findlay Park Partners LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USU ONLY
4	CITZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUNMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,850,000*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,850,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPREPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON IA

* See Attachment A

CUSIP No. 22282E102	13G	Page 3 of 10 Pages

1	NAMES OF REPORTING PERSONS Findlay Park Funds PLC - Findlay Park American Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ] (b) [ ]
3	SEC USU ONLY
4	CITZENSHIP OR PLACE OF ORGANIZATION Ireland
NUNMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 6,850,000*
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 6,850,000*
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,850,000*
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	[ ]
11	PERCENT OF CLASS REPREPRESENTED BY AMOUNT IN ROW (9) 5.14%
12	TYPE OF REPORTING PERSON CO

*  See Attachment A

CUSIP No. 22282E102	13G	Page 4 of 10 Pages

Item 1.	(a)	Name of Issuer: Covanta Holding Corporation

	(b)	Address of Issuer’s Principal Executive Offices:

445 South Street Morristown, NJ 07960

Item 2.	(a)
Name of Persons Filing:

This Schedule 13G is being jointly filed by Findlay Park Partners LLP (the “Manager”), a limited liability partnership organized under the laws of England and Wales and Findlay Park American Fund (the “American Fund”), a sub-fund of Findlay Park Funds PLC, a company incorporated in Ireland with respect to the ownership of shares of Common Stock par value $.01 per share of the Issuer (“Common Stock”) by the American Fund.

	(b)	Address of Principal Business Office:

The address of the principal business office of the Manager is Almack House, 4th Floor, 28 King Street, London, SW1Y 6QW, United Kingdom.  The address of the principal business office of the Findlay Park American Fund is 30 Herbert Street, Dublin 2, Ireland.

	(c)	Citizenship:

The Manager is a limited liability partnership organized under the laws of England and Wales. The American Fund is a sub-fund of a company incorporated in Ireland.

	(d)	Title of Class of Securities: Common Stock, par value of $0.01 per share

	(e)	CUSIP Number: 22282E102

CUSIP No. 22282E102	13G	Page 5 of 10 Pages

Item 3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	A non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).
(k)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Section 240.13d-1
(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 22282E102	13G	Page 6 of 10 Pages

Item 4.	Ownership.*

A.           Findlay Park Partners LLP
(a)          Amount beneficially owned: 6,850,000
(b)          Percent of class:  5.14%
(c)          Number of Shares as to which the person has:
(i)           sole power to vote or to direct the vote:
(ii)          shared power to vote or direct the vote:  6,850,000
(iii)         sole power to dispose or to direct the disposition of:
(iv)         shared power to dispose or to direct the disposition of:  6,850,000

B.           Findlay Park Funds PLC – Findlay Park American Fund
(a)          Amount beneficially owned:  6,850,000
(b)          Percent of class:  5.14%
(c)          Number of Shares as to which the person has:
(i)           sole power to vote or to direct the vote:
(ii)          shared power to vote or direct the vote:  6,850,000
(iii)         sole power to dispose or to direct the disposition of:
(iv)         shared power to dispose or to direct the disposition of:  6,850,000

*           See Attachment A

CUSIP No. 22282E102	13G	Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class:

See Exhibit I

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7.	Identification and Classification of Subsidiaries Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit I.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 22282E102	13G	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 5, 2016

FINDLAY PARK PARTNERS LLP

By:  /s/ Matthew Jackson-Hale
Name: Matthew Jackson-Hale
Title:   Compliance Director

FINDLAY PARK FUNDS PLC, for and on behalf of
FINDLAY PARK AMERICAN FUND

By: /s/ Iain Fitch
Name: Iain Fitch
Title:   Authorised Signatory

CUSIP No. 22282E102	13G	Page 9 of 10 Pages

Exhibit I
AGREEMENT

The undersigned hereby agree as follows:

(i)  Each of them is individually eligible to use the Schedule 13G to which this Exhibit is attached, and such Schedule 13G is filed on behalf of each of them; and

(ii)  Each of them is responsible for the timely filing of such Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Date: February 5, 2016

FINDLAY PARK PARTNERS LLP

By: /s/ Matthew Jackson-Hale
Name: Matthew Jackson-Hale
Title:   Compliance Director

FINDLAY PARK FUNDS PLC, for and on behalf of
FINDLAY PARK AMERICAN FUND

By: /s/ Iain Fitch
Name: Iain Fitch
Title:  Authorised Signatory

CUSIP No. 22282E102	13G	Page 10 of 10 Pages

ATTACHMENT A

1.    Items 4(a) and (b) of Schedule 13G

As of 31st December 2015 the American Fund was the legal owner of 6,850,000 shares of Common Stock.  Based on there being 133,169,737 million shares of Common Stock, the American Fund’s holding represents approximately 5.14% of the outstanding Common Stock.

The Manager serves as investment manager to the American Fund and has discretionary and voting power over the shares held by the American Fund.  Accordingly, the Manager may be deemed to be the beneficial owner of 6,850,000 shares of Common Stock which are held by the American Fund.

The Manager disclaims beneficial ownership of the shares of Common Stock of the Issuer held by the American Fund, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities.

2.          Item 4(c) of Schedule 13G

As of 31st December 2015, each of the Manager and the American Fund may be deemed to have the power to vote or to direct the voting of and to dispose or to direct the disposition of the 6,850,000 shares of Common Stock held by the American Fund.

The Manager disclaims beneficial ownership of the shares of Common Stock of the Issuer held by the Clients, except to the extent of any pecuniary interest therefrom, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities.